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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under The Securities Exchange Act of 1934

                               (Amendment No. 5)*

                           Logic Devices Incorporated
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                  541402 10 3

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                                 (CUSIP Number)

                                 March 21, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)
[ ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 541402 10 3


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 1)  Names of reporting persons S.S OR I.R.S. identification no. of above persons (entities only)

     Stephen A. Hellerstein, as Trustee of the Farkas Trusts (15 Irrevocable Trusts) 84-6047410
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 2)  Check the appropriate box if a member of a group (See Instructions)
     (a)
     (b)

     Not applicable
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 3)  SEC Use Only

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 4)  Citizenship or place of organization

     Colorado
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 NUMBER OF                 (5)  Sole voting power
 SHARES
 BENEFICIALLY                   624,305 shares
 OWNED BY                  ----------------------------------------------------
 EACH                      (6)  Shared voting power
 REPORTING
 PERSON                         -0-
 WITH                      ----------------------------------------------------
                           (7)  Sole dispositive power

                                624,305 shares
                           ----------------------------------------------------
                           (8)  Shared dispositive power

                                -0-
                           ----------------------------------------------------
9)   Aggregate amount beneficially owned by each reporting person

     624,305 shares
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10)  Check if the aggregate amount in row (9) excludes certain shares
     (See Instructions)

     Not applicable
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11)  Percent of class represented by amount in row 9

     9.1%
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12)  Type of reporting person (See Instructions)

     00
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 ITEM 1(A) NAME OF ISSUER:

           Logic Devices Incorporated

ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           1320 Orleans Drive
           Sunnyvale, California  94089

 ITEM 2(A) NAME OF PERSON FILING:

           Stephen A. Hellerstein, as Trustee of the Farkas Trusts

ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

           1133 Race Street #6S
           Denver, Colorado 80206

ITEM 2(C)  CITIZENSHIP:

           Colorado

ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

           Common Stock, no par value

ITEM 2(E)  CUSIP NUMBER:

           541402 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a) / /  Broker or dealer registered under Section 15 of the Act.
           (b) / /  Bank, as defined in Section 3(A)(G) of the Act.
           (c) / /  Insurance company as defined in Section 3(A)(19) of the Act.
           (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940.
           (e) / /  Investment advisor in accordance with ss.240.13d-1(b)
                    (1)(ii)(E).
           (f) / / Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).
           (g) / /  Parent holding company, in accordance with ss.240.13D-1(b)
                    (ii)(G).
           (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
           (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
           (j) / /  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

           Not applicable

 ITEM 4. OWNERSHIP

     (a)   Amount beneficially owned:

           624,305 shares of Common Stock




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     (b)   Percent of class:

           9.1% based upon issued and outstanding shares disclosed on the Issuer's Quarterly Report on Form 10-Q for the quarter ended July 2, 2000

     (c)   Number of shares as to which such person has:

           (i)   sole power to vote or to direct the vote

                 624,350 shares

           (ii)  shared power to vote or to direct the vote

                 None

           (iii) sole power to dispose or to direct the disposition of

                 624,305 shares

           (iv)  shared power to dispose or to direct the disposition of

                 None

           The present amount beneficially owned by the reporting person reflects distribution by the Farkas Trusts of 125,000 shares to one of the beneficiaries of the Farkas Trusts on March 21, 2000.

 ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

           Not applicable

 ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

           Not applicable

 ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

           Not applicable

 ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

           Not applicable

 ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

           Not applicable

 ITEM 10.  CERTIFICATIONS

           Not applicable



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 30, 2000
                               Signature:  /s/ Stephen A. Hellerstein
                                         ------------------------------------
                               Name/Title: Stephen A. Hellerstein, as Trustee
                                           of the Farkas Trusts, 5% Shareholder










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